BRENHAM OIL & GAS CORP.
Kemah, TX 77565
281-334-9479 Fax 281-334-9508
Email: Info@BrenhamOil.com

March 31, 2011

US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attn: Ms. Caroline Kim

RE: Brenham Oil & Gas Corp.
Registration Statement on Form SB-1/A# 2

File No. 333-169507

Dear Ms. Kim:

This letter is in response to the staff’s letter dated March 17, 2011 regarding the above-referenced registration statement. For the convenience of the staff’s review, we have included each of the comments in March 17, 2011 letter, followed by our response to each comment and have marked changes from the amendment filed as correspondence on January 26, 2011. The changes that were made in the January 26, 2011 amendment filed as correspondence is marked in bold, italic underline and the changes that were made in response to the March 17, 2011 are marked in Ariel font size 12.

Amended Registration Statement on Form S-1, Filed January 6, 2011

General

Comment l. Although your disclosure is incomplete and does not include current financial statement information, we are providing you with comments based upon a summary and preliminary review of your responses. We may have additional comments once you file a complete -response to all prior comments. With your next amendment, which also must include current financial statement information, please be sure to address in writing all the concerns we expressed by telephone conference.

Response 1: We have included the audited financial statements for the years ended December 31, 2010 and 2009. We have also expanded disclosure related to the staff’s comment letter dated January 28, 2011 and telephonic comments received during the conference call..

Comment 2. You will substantially expedite the staffs review if you provide a precisely marked version of the amendment which accurately reflects all changes to the text. For example, in response to prior comment 3 from our letter to you dated January 28, 2011, you have added the prominent caption “Rescission Offer” on the cover page, but you have not marked the same as new text. Similarly, you mark as new text disclosures on the cover page even though they are unchanged. If you provide supplemental courtesy copies, we suggest that you use colored highlighting to reflect text that has changed from the version you submitted to us on February 23, 2011.

Response 2: We have precisely marked all changes in amendment 2 that we are submitting herewith as correspondence in response to the staff’s comment letter dated March 17, 2011. The changes have been made in font 12/Ariel.

Comment 3. Rather than referring in general terms to a registration statement having been filed, make clear that this registration statement registers a rescission offer because you distributed shares without an effective registration statement. The current text on the cover page is less than clear in that regard.

Response 3: We have revised the disclosure on the cover page of both the registration statement and prospectus in response to this comment.

Comment 4. You refer to Spin Off Purchase Price in the first paragraph under Prospectus Summary, rather than -the defined term “Rescission Offer Purchase Price." Please review the filing to eliminate inconsistent disclosures.

Response 4: We have changed the reference to “Spin Off Purchase Price” to “Rescission Offer Purchase Price” under Prospectus Summary. There were no other references to Spin Off Purchase Price.

Comment 5. We remind you of prior comments 1 and 2 from our letter to you, dated October 18, 2010.

Response 5: We have made parallel changes to all affected disclosure sections where applicable. We will provide the staff with copies of any artwork or graphics to be included in the prospectus prior to any distribution. We do not intend to include any artwork or graphics in the prospectus.

Comment 6. Please update the financial statements and related information in compliance with Item 8-08 of Regulation S-X.

Response 6: We have included in the registration statement amendment 2 the audited financial statements for the years ended December 31, 2010 and 2009.

Comment 7. Disclose your liquidity as of the latest practicable date, and make clear how much cash, including allowances for accrued interest, you will require in the event that all offerees accept your rescission offer. Also file as an exhibit any agreement with American to cover your expenses, as discussed in new text under Item 13.

Response 7: We have included disclosure regarding the costs associated with the Rescission Offer Purchase Price on the prospectus cover page, under “Liquidity and Capital Resources” in the MD&A and Item 13.

Comment 8. Please revise disclosure at pages 10 and 42 (Note 5) to clarify the details of the spin-off transaction, your status as a wholly owned subsidiary, and the timing and effect of the actual distribution of the spun-off shares.

Response 8: We have revised the disclosure under the second Q & A on page 10 to clarify the spin-off transaction and adjusted the disclosure under Note 4.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 24

Comment 9. We reissue prior comment 9 from our letter to your dated January 28, 2011, and we reissue in its entirety prior comment 11 from our letter to you dated October 18, 2010. We also note that the materials you provide us appear to be in draft form, including notes regarding additional information or opinions that may be forthcoming. Once you provide the required -disclosure in final form, along with all required exhibits, we may have additional comments.

Response 9: Based upon the further review by the Company’s auditors, we have substantially revised the disclosure under “Material U.S. Federal Income Tax Consequences” and in the “Q & A about AMIN and the Spin-Off Transaction” to reflect that the Spin-Off Transaction does not qualify as a tax-free transaction.

Comment 10. Expand your disclosures with respect to section 355 to clarify its potential applicability and the implications for the reader.

Response 10: We have revised the disclosure to state that the Spin-Off Transaction does not qualify as a tax-free transaction under Section 355 of the Internal Revenue Code. As a result, we have not included the tax opinion as an exhibit to the registration statement.

Determination of Offering Price, page 26

Comment 11. Expand the determination of offering price disclosure with regard to both the rescission amount and the resale price.

Response 11: We have expanded the disclosure regarding the determination of the offering price and the resale price under “Determination of Offering Price” as well as in footnote 1 to the cover page of the registration statement.

Directors and Executive Officers, page 50

Biographical Information, page 50

Comment 12. Revise Mr. Dror’s sketch to indicate the principal business conducted by Hammonds Industries, now known as Delta Seaboard.

Response 12: We have revised Mr. Dror’s bio to disclose the business conducted by Hammonds Industries, now known as Delta Seaboard.

Executive L Compensation Table, page 52

Comment 13. Please' provide narrative disclosure to your summary compensation table pursuant to Item 402(o) of Regulation S-K.

Response 13: We have included a narrative disclosure required by Item 402(o) of Regulation S-K under “Summary Compensation.”

Security Ownership of Certain Beneficial Owners and Management, Page 53

Comment 14. We note your responses and re-issue prior comment 7 from our letter to you, dated January 28, 2011. Please indicate Mr. Faiwuszevicz’s affiliation with Brenham Oil.

Response 14: We have revised our disclosure to include International Diversified Corporation, Ltd. In the table and reflect the basis for Mr. Faiwuszevicz’s affiliation with Brenham Oil in footnote 2 to the table.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the impending registration statement, please provide a written statement from the Company.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement

Response: The Company hereby requests acceleration of the effective date of the above referenced registration statement pursuant to Rule 461 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Company requests that the Commission waive the statutory 20-day waiting period and declare the registration statement effective at 10: a.m. on April 8, 2011, or as soon thereafter as practicable.

In making this request for acceleration, the Company acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it' does not foreclose the Commission from taking any action with respect to the filing;
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the 'Commission or any person under the federal securities laws of the United States.

Respectively submitted,

Brenham Oil & Gas Corp.

By: /s/ Daniel Dror

Chairman and Chief Executive Officer

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